NO ACT

PE
12-24-09



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE


10010410

January 4, 2010

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 01-04-2010

John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

Re: Pfizer Inc.
Incoming letter dated December 24, 2009

Dear Mr. Chevedden:

This is in response to your letter dated December 24, 2009 concerning the shareholder proposal submitted to Pfizer by William Steiner. On December 21, 2009, we issued our response expressing our informal view that Pfizer could exclude the proposal from its proxy materials for its upcoming annual meeting.

We received your letter after we issued our response. After reviewing the information contained in your letter, we find no basis to reconsider our position.

Sincerely,

Heather L. Maples
Senior Special Counsel

cc: Elizabeth A. Ising
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

FISMA & OMB Memorandum M-07-16

December 24, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 William Steiner's Rule 14a-8 Proposal
Pfizer Inc. (PFE)
Written Consent Topic

Ladies and Gentlemen:

This responds to the November 25, 2009 no action request.

The request proposal states (emphasis added):
"RESOLVED, Shareholders hereby request that our board of directors undertake such steps as may be necessary to *permit* shareholders to act by the written consent of a majority of our shares outstanding."

First the company pumps up this rule 14a-8 proposal text by claiming this request proposal, which in fact asks "our board of directors *undertake such steps as may be necessary to permit* shareholders to act by the written consent of a majority of our shares outstanding," to the contrary specifically calls for shareholders to "take any action" by written consent. The outside opinion further pumps up this bent-take on the text by claiming the proposal "seeks to *impose* a rule that allows the stockholders to act, *without qualification*, by written consent ..." There is no "without qualification" text in the proposal. (emphasis added)

Thus the outside opinion starts on page-one by arguing against its own words that it added to the proposal. The outside opinion denounces its own self-serving reversion of the proposal. Whatever conclusion follows can only be applicable to an outside rewording of the rule 14a-8 proposal.

The company position apparently must rely on adding words to the proposal, first by the company and then the outside opinion piles on further with its own spin in the same direction away from the actual proposal. Thus the reader is taken further away from the actual proposal in a step-by-step process.

The Boeing Corp. (Feb. 19, 2008) is one of the so-called precedents that the company relies upon. The highlighted text in *Boeing* materially does not match Mr. Steiner's proposal.

Boeing Co.
WSB No.: 0225200817
Public Availability Date: Tuesday, February 19, 2008
Abstract:
...A shareholder proposal, which requests this company's board to amend the by-laws

and other appropriate documents **so that there are no restrictions** on the shareholder right to act by written consent, may be omitted from the company's proxy material under rule 14a-8(i)(2) and (i)(6). (emphasis added)

Mr. Steiner's proposal by contrast uses the phrased "undertake such steps as may be necessary" and the word "permit" and states:
RESOLVED, Shareholders hereby request that our board of directors undertake such steps as may be necessary to **permit** shareholders to act by the written consent of a majority of our shares outstanding. (emphasis added)

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2010 proxy.

Sincerely,



John Chevedden

cc:
William Steiner

Matthew Lepore <Matthew.Lepore@pfizer.com>